Exhibit 99.2

Management's Discussion and Analysis

First Quarter Ended March 31, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR
THE FIRST QUARTER ENDED MARCH 31, 2020

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Aurinia" or the "Company", refer to Aurinia Pharmaceuticals Inc., together with our subsidiaries.
The following MD&A provides information on the activities of Aurinia on a consolidated basis and should be read in conjunction with our unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended March 31, 2020 and our annual MD&A and audited financial statements for the year ended December 31, 2019. All amounts are expressed in United States (US) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of US dollars. This document is current in all material respects as of May 12, 2020.
The financial information contained in this MD&A and in our unaudited interim condensed consolidated financial statements has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements including International Accounting Standard 34: Interim Financial Reporting. The unaudited interim condensed consolidated financial statements and MD&A have been reviewed and approved by our Audit Committee on May 12, 2020. This MD&A has been prepared with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, Aurinia is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those in the United States.

FORWARD-LOOKING STATEMENTS
A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “project”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of our products and the timing or magnitude of those events, as they are inherently risky and uncertain.
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of our future prospects and make informed investment decisions. These statements, made in this MD&A, may include, without limitation:

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our belief that both the Phase 2b lupus nephritis ("LN") AURA- LV ("AURA") clinical trial and the single double-blind, randomized, placebo controlled Phase 3 clinical trial for voclosporin in the treatment of LN ("AURORA") had positive results;

•	our belief that we have sufficient cash resources to adequately fund our plans through 2021;

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our belief that the totality of data from both the AURORA and AURA clinical trials can potentially serve as the basis for a New Drug Application (an "NDA") with the Food and Drug Administration of the United States Government (the "FDA");

•	that we are preparing to seek regulatory approval of voclosporin for the potential treatment of LN;

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our belief that confirmatory data generated from the single AURORA clinical trial and the AURA clinical trial should support regulatory submissions in the United States, Europe and Japan and the timing of such, including the NDA submission in the United States;

•	our belief in the duration of patent exclusivity for voclosporin and that the patents owned by us are valid;

•	our belief in receiving extensions to patent life based on certain events or classifications;

•	our belief that granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as Dry Eye Syndrome ("DES") have the potential to be of therapeutic value;

•	our plans and expectations and the timing of commencement, enrollment, completion and release of results of clinical trials;

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our intention to demonstrate our belief that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN outside of Japan;

•	our belief of the key potential benefits of voclosporin in the treatment of LN;

•	our belief that voclosporin has the potential to improve near and long-term outcomes in LN when added to mycophenolate mofetil ("MMF");

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our expectation to receive "new chemical entity " exclusivity for voclosporin in certain countries, which provides this type of exclusivity for five years in the United States and up to ten years in Europe;

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our belief that it may be possible for the AUDREY™ clinical trial to act as one of the two pivotal clinical studies that would support approval by the FDA of voclosporin ophthalmic solution ("VOS") for the treatment of DES;

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our belief that the voclosporin modification of a single amino acid of the cyclosporine molecule may result in a more predictable pharmacokinetic and pharmacodynamics relationship, an increase in potency, an altered metabolic profile, and easier dosing without the need for therapeutic drug monitoring;

•	our target launch date for voclosporin as a treatment for LN in the United States, if approved, in early 2021;

•	our belief in voclosporin being potentially a best-in-class calcineurin inhibitor ("CNI") with robust intellectual property exclusivity and the benefits over existing commercially available CNIs;

•	our belief that CNIs are a mainstay of treatment for DES;

•	our belief that voclosporin has further potential to be effectively used across a range of therapeutic autoimmune areas including proteinuric kidney diseases and keratoconjunctivitis sicca or DES;

•	our plan to expand the voclosporin renal franchise with additional renal indications and the exploitation of voclosporin in novel formulations for treatment of autoimmune related disorders;

•	our belief that the expansion of the renal franchise could create value for shareholders;

•	our belief that voclosporin, in combination with MMF, has the potential to significantly improve renal response rates in LN versus current standard of care;

•	our ability to evaluate voclosporin in additional proteinuric kidney diseases beyond focal segmental glomerulosclerosis ("FSGS");

•	our belief that we had a positive pre-NDA meeting with the FDA for LN, in February of 2020;

•	the potential impact of COVID-19 on our business operations, nonclinical and clinical trials, regulatory timelines, and potential commercialization;

•	our planned use of the proceeds from the December 2019 Offering (as defined below);

•	our current plan to submit the NDA, including the clinical module, to the FDA in the second quarter of 2020;

•	our plan to file a marketing authorization application with the European Medicines Agency ("EMA") by the first quarter of 2021;

•	our expectation that top-line results from the AUDREY™ clinical trial will become available during the fourth quarter of 2020;

•	statements concerning the potential market for voclosporin;

•	our belief that additional patents may be granted worldwide based on our filings under the Patent Cooperation Treaty ("PCT");

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our belief that patents corresponding to United States Patent No. 10,286,036 issued to Aurinia covering dosing protocol, with corresponding FDA granted label, for voclosporin in LN, could be granted with similar claims in all major global pharmaceutical markets;

•	our expectation that the fee amount paid to the FDA will be paid back in the near future;

•	our strategy to become a global commercial biopharmaceutical company; and

•	our plan to evaluate voclosporin in pediatric patients after completion of the study report for AURORA.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, regulatory, legal, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

•	the assumption that we will be able to obtain approval from regulatory agencies on executable development programs with parameters that are satisfactory to us;

•	the assumption that recruitment to clinical trials will occur as projected;

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the assumption that we will successfully complete our clinical programs on a timely basis and meet regulatory requirements for approval of marketing authorization applications and new drug approvals, as well as favourable product labeling;

•	the assumption that the planned studies will achieve positive results;

•	the assumptions regarding the costs and expenses associated with our clinical trials;

•	the assumption that regulatory requirements and commitments will be maintained;

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the assumption that we will be able to meet Good Manufacturing Practice (“GMP”) standards and manufacture and secure a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	the assumptions on the market value for the LN program;

•	the assumption that our patent portfolio is sufficient and valid;

•	the assumption that we will be able to extend our patents to the fullest extent allowed by law, on terms most beneficial to us;

•	the assumptions about future market activity;

•	the assumption that there is a potential commercial value for other indications for voclosporin;

•	the assumption that market data and reports reviewed by us are accurate;

•	the assumptions on the burn rate of Aurinia’s cash for operations;

•	the assumption that our current good relationships with our suppliers, service providers and other third parties will be maintained;

•	the assumption that we will be able to attract and retain a sufficient amount of skilled staff; and/or

•	the assumptions relating to the capital required to fund operations through 2021.
It is important to know that:

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actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and

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forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depend on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.

The factors discussed below and other considerations discussed in the "Risks and Uncertainties" section of this MD&A could cause our actual results to differ significantly from those contained in any forward-looking statements.
Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from any assumptions, further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	difficulties we may experience in completing the development, marketing and commercialization of voclosporin;

•	unknown impact and difficulties imposed by the COVID-19 pandemic on our business operations including nonclinical, clinical, regulatory and commercial activities;

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the need for additional capital in the future to continue to fund our development programs and commercialization activities, and the effect of capital market conditions and other factors on capital availability;

•	competition;

•	difficulties, delays, or failures we may experience in the conduct of and reporting of results of our clinical trials for voclosporin, including unfavourable results;

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difficulties in meeting GMP standards and the manufacturing and securing of a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	difficulties, delays or failures in obtaining necessary regulatory approvals, including for the commercialization of voclosporin;

•	difficulties in gaining alignment among the key regulatory jurisdictions, FDA , EMA and Pharmaceutical and Medical Devices Agency, which may require further clinical activities;

•	not being able to extend our patent portfolio for voclosporin;

•	our patent portfolio not covering all of our proposed or contemplated uses of voclosporin;

•	the uncertainty that the FDA will approve the use of voclosporin for LN and that the label for such use will follow the dosing protocol pursuant to US Patent No. 10,286,036 granted on May 4, 2019;

•	the market for the LN business (or any other indication for voclosporin) may not be as we have estimated;

•	insufficient acceptance of and demand for voclosporin;

•	difficulties obtaining adequate reimbursements from third party payors;

•	difficulties obtaining formulary acceptance;

•	competitors may arise with similar products;

•	product liability, patent infringement and other civil litigation;

•	injunctions, court orders, regulatory and other compliance issues or enforcement actions;

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we may have to pay unanticipated expenses, and/or estimated costs for clinical trials or operations may be underestimated, resulting in our having to make additional expenditures to achieve our current goals;

•	difficulties, restrictions, delays, or failures in obtaining appropriate reimbursement from payors for voclosporin;

•	difficulties in retaining key personnel and attracting other qualified individuals;

•	our assets or business activities may be subject to disputes that may result in litigation or other legal claims;

•	difficulties we may experience in identifying and successfully securing appropriate vendors to support the development and commercialization of our product; and

•	our ability to raise future resources when required.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date hereof and we disclaim any intention and have no obligation or responsibility, except as require by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For additional information on risks and uncertainties in respect of the Company and its business, please see the "Risks and Uncertainties" section of this MD&A. Although we believe that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because we can give no assurance that such expectations will prove to be correct.
Additional information related to Aurinia, including its most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System ("EDGAR") website at www.sec.gov/edgar.

OVERVIEW
THE COMPANY
Aurinia is a late-stage clinical biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. We are currently developing voclosporin, an investigational drug, for the potential treatment of LN, DES and proteinuric kidney diseases.

On December 4, 2019 we released positive AURORA Phase 3 trial results for LN. As a result, we are currently compiling an NDA for LN to be submitted to the FDA by the end of the second quarter of 2020. In addition, a marketing authorization application ("MAA") is planned to be filed with the EMA by the end of the first quarter of 2021.
Aurinia Pharmaceuticals Inc. is organized under the Business Corporations Act (Alberta). Our common shares (the "Common Shares") are currently listed and traded on the Nasdaq Global Market under the symbol "AUPH" and on the Toronto Stock Exchange under the symbol "AUP".
We have two wholly-owned subsidiaries: Aurinia Pharma U.S., Inc., (Delaware incorporated) and Aurinia Pharma Limited (United Kingdom incorporated).
Our head office is located at #1203-4464 Markham Street, Victoria, British Columbia, Canada and our registered office is located at #201, 17873 -106A Avenue, Edmonton, Alberta Canada. Our US commercial office is located at 77 Upper Rock Circle, Rockville, Maryland.

BUSINESS OF THE COMPANY
Based in Victoria, British Columbia, Aurinia seeks to become a commercial-stage biopharmaceutical company. We are currently developing voclosporin, as a novel and potentially best-in-class CNI with clinical data in over 2,600 patients across various indications including LN, transplantation, psoriasis, various forms of uveitis, FSGS and DES. We are currently preparing to seek regulatory approval of voclosporin for the potential treatment of LN.
Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near and long-term outcomes in LN when added to MMF , the current standard of care for LN (although not approved for such use). By inhibiting calcineurin, voclosporin reduces cytokine activation and blocks interleukin IL-2 expression and T-cell mediated immune responses. Voclosporin also potentially stabilizes podocytes, which can protect against proteinuria. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule. This modification may result in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and easier dosing without the need for therapeutic drug monitoring. Clinical doses of voclosporin studied to date range from 13 - 70 mg administered orally twice a day ("BID"). The mechanism of action of voclosporin has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including uveitis, keratoconjunctivitis sicca, psoriasis, rheumatoid arthritis, and for LN in Japan. We believe that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.
The topical formulation of voclosporin, VOS, is an aqueous, preservative free nanomicellar solution intended for use in the treatment of DES. On October 31, 2019 we announced the initiation of patient enrollment into our Phase 2/3 AUDREY™ clinical trial evaluating VOS for the potential treatment of DES. A more detailed discussion of our DES program is provided below under the "DES" and "Phase 2/3 AUDREY™ Clinical Trial" sections of this MD&A and under the heading "Clinical and Corporate Developments in 2019" in our annual MD&A. A Phase 2a study was previously completed with results released in January 2019. Prior to that, a Phase 1 study with healthy volunteers and a sub-set of patients with DES was also completed as were studies in rabbit and dog models.
Legacy CNIs have demonstrated efficacy for a number of conditions, including transplant, DES and other autoimmune diseases; however, side effects exist which can limit their long-term use and tolerability. Some clinical complications of legacy CNIs include hypertension, hyperlipidemia, diabetes, and both acute and chronic nephrotoxicity.
Based on published data, we believe the key potential benefits of voclosporin in the treatment of LN versus marketed CNIs are:

•	increased potency compared to cyclosporine A, allowing lower dosing requirements and potentially fewer off target effects;

•	limited inter and intra patient variability, allowing for easier dosing without the need for therapeutic drug monitoring;

•	less cholesterolemia and triglyceridemia than cyclosporine A; and

•	limited incidence of glucose intolerance and diabetes at therapeutic doses compared to tacrolimus.

Our target launch date for voclosporin as a treatment for LN in the United States, if approved, is early 2021.
LN
LN is an inflammation of the kidney caused by systemic lupus erythematosus ("SLE") and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder. The disease is highly heterogeneous, affecting a wide range of organs and tissue systems. Unlike SLE, LN has straightforward disease outcomes (measuring proteinuria) where an early response correlates with long-term outcomes. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate ("eGFR"), and increased serum creatinine levels. eGFR is assessed through the Chronic Kidney Disease Epidemiology Collaboration equation. In 2004, a study indicated rapid control and reduction of proteinuria in LN patients measured at six months showed a reduction in the need for dialysis at 10 years. LN can be debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney. Recent literature suggests LN can progress to end-stage renal disease ("ESRD") within 15 years of diagnosis in 10%-30% of patients, thus making LN a serious and potentially life-threatening condition. SLE patients with renal damage have a 14-fold increased risk of premature death, while SLE patients with ESRD have a greater than 60-fold increased risk of premature death. In 2009, mean annual cost for patients (both direct and indirect) with SLE (with no nephritis) have been estimated to exceed $20,000 per year per patient, while the mean annual cost for patients (both direct and indirect) with LN who progress to intermittent ESRD have been estimated to exceed $60,000 per year per patient.
Safety and Efficacy Results from Phase 3 AURORA Clinical Trial
On December 4, 2019, we announced positive efficacy and safety results from our pivotal AURORA Phase 3 trial of voclosporin, in combination with MMF and low-dose corticosteroids, in the treatment of LN. This global study, in which 357 patients with active LN were enrolled, met its primary endpoint of achieving renal response at 52 weeks, demonstrating renal response rates of 40.8% for voclosporin vs. 22.5% for the control (OR 2.65; p < 0.001). Additionally, all pre-specified hierarchical secondary endpoints achieved statistical significance in favor of voclosporin, which included renal response at 24 weeks, partial renal response at 24 and 52 weeks, time to achieve urinary protein-to-creatinine ratio (“UPCR”) ≤ 0.5, and time to 50% reduction in UPCR. The robustness of the data was also supported by all pre-specified subgroup analyses (age, sex, race, biopsy class, region, and prior MMF use) favoring voclosporin.

	Measure	Result	Odds Ratio [95% CI]	p-value
Primary Endpoint	Renal Response at 52 weeks	Voclosporin 40.8% Control 22.5%	2.65 [1.64, 4.27]	p < 0.001
Secondary Endpoints	Renal Response at 24 weeks	Voclosporin 32.4% Control 19.7%	2.23 [1.34, 3.72]	p = 0.002
	Partial Renal Response at 24 weeks	Voclosporin 70.4% Control 50.0%	2.43 [1.56, 3.79]	p < 0.001
	Partial Renal Response at 52 weeks	Voclosporin 69.8% Control 51.7%	2.26 [1.45, 3.51]	p < 0.001
	Time to UPCR ≤ 0.5	Voclosporin faster than Control	2.02 [1.51, 2.70] Hazard Ratio	p < 0.001
	Time to 50% reduction in UPCR	Voclosporin faster than Control	2.05 [1.62, 2.60] Hazard Ratio	p < 0.001

Voclosporin was generally well tolerated with no unexpected safety signals. Serious adverse events (“SAE”) were reported in 20.8% of voclosporin patients vs. 21.3% in the control arm. Infection was the most commonly reported SAE with 10.1% of voclosporin patients versus 11.2% of patients in the control arm. Overall mortality in the trial was low, with six deaths observed; one in the voclosporin arm and five in the control arm. None of the deaths were determined by the investigators to be treatment related. Additionally, the voclosporin arm showed no significant decrease at week 52 in eGFR or increase in blood pressure, lipids or glucose, which are common adverse events associated with legacy CNIs.Voclosporin was granted fast track designation by the FDA in 2016.
We believe the totality of data from both the AURORA and AURA clinical trials can serve as the basis for an NDA submission to the FDA. Under voclosporin’s fast-track designation we are utilizing a rolling NDA submission process. The rolling NDA submission process has commenced with the filing of the non-clinical module in March of 2020, followed by the chemistry, manufacturing and controls module filed in April of 2020.
We expect to fully complete the NDA, including the clinical module, and submit it to FDA by the end of the second quarter of 2020.
The AURORA clinical trial was a global double-blind, placebo-controlled study (designed with target enrollment of 324 patients) to evaluate whether voclosporin added to background therapy of MMF can increase overall renal response rates in the presence of low dose steroids.
Patients were randomized 1:1 to either of: (i) 23.7 mg voclosporin BID and MMF, or (ii) MMF and placebo, with both arms receiving a rapid oral corticosteroid taper. As in the AURA clinical trial, the study population in AURORA was comprised of patients with biopsy proven active LN who were evaluated on the primary efficacy endpoint of complete remission, or renal response, at 52 weeks, a composite which included:

•	urine protein-creatinine ratio of ≤0.5mg/mg;

•	normal, stable renal function (≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of >20%);

•	presence of sustained, low dose steroids (≤10mg prednisone from week 44-52); and

•	no administration of rescue medications.
Patients completing the AURORA trial had the option to roll over into a 104-week blinded extension study (the "AURORA 2 extension study"). The data from the AURORA 2 extension study will allow us to assess the long-term benefit/risk of voclosporin in LN patients, however, this study is not a requirement for potential FDA approval for voclosporin. Data from the AURORA 2 extension study assessing long-term outcomes in LN patients should be valuable in a post-marketing setting and for future interactions with various regulatory authorities.
We also plan to begin the process of evaluating voclosporin in pediatric patients.

DES
DES is characterized by irritation and inflammation that occurs when the eye's tear film is compromised by reduced tear production, imbalanced tear composition, or excessive tear evaporation. The impact of DES ranges from subtle, yet constant eye irritation to significant inflammation and scarring of the eye's surface. Discomfort and pain resulting from DES can reduce quality of life and cause difficulty reading, driving, using computers and performing daily activities. DES is a chronic disease. There are currently three FDA approved prescription therapies for the treatment of DES, two of which are CNIs; however, there is opportunity for potential improvement in the effectiveness of therapies by enhancing tolerability, onset of action and alleviating the need for repetitive dosing. A 2017 publication estimated there were approximately 16 million diagnosed patients with DES in the United States.
Phase 2/3 AUDREYTM Clinical Trial
On October 31, 2019 we announced the initiation of patient enrollment into the AUDREY™ clinical trial evaluating VOS for the potential treatment of DES.
This study will examine and fulfill certain critical regulatory requirements that the FDA has traditionally required for DES product approval. These requirements include both dose-optimization requirements along with a comparison versus the product vehicle or delivery technology.
The AUDREY™ clinical trial is a United States based randomized, double-masked, vehicle-controlled, dose ranging study to evaluate the efficacy and safety of VOS in subjects with DES and is expected to enroll approximately 480 subjects. The study will consist of four arms and encompass a 1:1:1:1 randomization schedule to either 0.2% VOS, 0.1% VOS, 0.05% VOS or vehicle. Subjects will be dosed BID for 12 weeks.
The primary outcome measure for the trial is the proportion of subjects with ≥10mm improvement in Schirmer Tear Test ("STT ") (an objective measure of tear production) at 4 weeks.
Secondary outcome measures will include STT at other time points, including at 12 weeks, Fluorescein Corneal Staining ("FCS") (an objective measure of structural damage to the cornea) at multiple time points, change in eye dryness, burning/stinging, itching, photophobia, eye pain and foreign body sensation at multiple time points, along with additional safety endpoints.
Top-line results from the AUDREY™ clinical trial are anticipated during the fourth quarter of 2020.
We believe that it may be possible for the AUDREY™ clinical trial to act as one of the two pivotal clinical studies that would support a future approval by the FDA of VOS for the treatment of DES.
Animal safety toxicology studies were previously completed in rabbit and dog models, and additional longer-term animal safety toxicology studies are also currently being conducted.
FSGS, a Proteinuric Kidney Disease
FSGS is a rare disease that attacks the kidney’s filtering units (glomeruli) causing serious scarring which leads to permanent kidney damage and even renal failure. FSGS is one of the leading causes of Nephrotic Syndrome ("NS") and is identified by biopsy and proteinuria. NS is a collection of signs and symptoms that indicate kidney damage, including large amounts of protein in urine; low levels of albumin and higher than normal fat and cholesterol levels in the blood, this is often accompanied by edema.
In June of 2018 we initiated an open-label Phase 2 Study in FSGS with the goal of enrolling approximately 20 treatment-naïve patients in the United States. This protocol was subsequently amended during the summer of 2019 to permit enrollment of subjects who had received limited corticosteroid exposure in the past as well as the addition of clinical trial sites outside of the United States.
As a consequence of the continued difficulty identifying and enrolling primary FSGS patients, we have decided it is better to invest our capital resources in other ways.  As a result, we are preparing to evaluate voclosporin in other proteinuric kidney diseases, while continuing to support patients who have participated in the FSGS exploratory study.

STRATEGY
Our business strategy is to optimize the clinical and commercial value of voclosporin and become a global commercial biopharmaceutical company with a focused renal and autoimmune franchise. This includes the expansion of a potential renal franchise with additional renal indications and the exploitation of voclosporin in novel formulations for the treatment of autoimmune related disorders.
We have developed a plan to expand our voclosporin renal franchise to include proteinuric kidney diseases beyond LN. Additionally, we are also furthering development of VOS for the treatment of DES.

The key tactics to achieve our corporate strategy include:

•	filing an NDA with the FDA for marketing approval for use of voclosporin in LN by the end of the second quarter of 2020;

•	conducting pre-commercial activities including build out of the organization to efficiently and effectively launch voclosporin as a treatment for LN upon potential approval by the FDA;

•	conducting a Phase 2/3 AUDREYTM clinical trial of VOS for the treatment of DES with results expected during the fourth quarter of 2020;

•	evaluating voclosporin in additional proteinuric kidney diseases; and

•	evaluating potential synergistic assets that are complementary to our clinical, regulatory and therapeutic expertise.

CORPORATE DEVELOPMENTS IN 2020
Pre-NDA meeting with FDA
Aurinia held a positive and successful Pre-NDA meeting with the FDA Division of Pulmonary, Allergy and Rheumatology Products on February 25, 2020. We presented information about the safety and efficacy data to be included in the filing, reviewed the format and content of the planned application and shared the rolling review plans for filing the various modules of the NDA.  No obstacles were raised by FDA that would prevent submission of the NDA by the end of the second quarter of 2020.
Rolling Submission of our NDA
On March 16, 2020 we announced that we had initiated a "rolling submission of our NDA” to the FDA for voclosporin for the treatment of lupus nephritis (“LN”). The rolling NDA allows completed portions of an NDA to be submitted and reviewed by the Agency on an ongoing basis. Aurinia submitted the nonclinical module in March of 2020 and the chemistry, manufacturing and controls module in April of 2020 and expects to complete the submission of our NDA to the FDA by the end of the second quarter of 2020.
Voclosporin was granted fast track designation by the FDA in 2016, and we will be requesting a priority review as part of the complete NDA submission anticipated during the second quarter of 2020.
Appointment of New Director and Officers
On April 20, 2020, we announced the appointment of Timothy P. Walbert to the Company’s board of directors. Mr. Walbert has nearly 30 years of experience commercializing pharmaceutical products. Mr. Walbert is currently chairman, president and chief executive officer of Horizon Therapeutics plc. He also served as president, chief executive officer and director of IDM Pharma, Inc., a public biopharmaceutical company which was acquired by Takeda Pharmaceutical Company. Prior to IDM Pharma Inc., Mr. Walbert was the executive vice president of commercial operations at NeoPharm, Inc. Prior to this he was the divisional vice president and general manager, immunology, at Abbott where he led the global development and launch of HUMIRA. Mr. Walbert also served as director, CELEBREX North America and arthritis team leader, Asia Pacific, Latin America and Canada at G.D. Searle & Company. Earlier in his career, he held sales and marketing roles with increasing responsibility at several multinational pharmaceutical companies including G.D. Searle & Company, Merck & Co., Inc. and Wyeth. Mr. Walbert received his Bachelor of Arts in Business from Muhlenberg College, in Allentown, PA.
On April 27, 2020, we announced the appointment of Joe Miller as Chief Financial Officer upon the retirement of Dennis Bourgeault. Mr. Miller will be responsible for developing and leading the Company’s financial operations. Mr. Miller joins Aurinia with over two decades of experience as a senior executive managing financial operations and supporting enterprise growth in companies across the health sciences, biotech and pharmaceutical sectors. Most recently, he served as Chief Financial Officer, Principal Executive Officer, and Corporate Secretary at Cerecor, Inc. At Cerecor, he completed the acquisition of Ichorion Therapeutics, Inc., the purchase of Aevi Genomic Medicine, and facilitated a strategic transformation of the organization by leading the divestiture of the company’s commercial portfolio in a transaction with Aytu BioScience, Inc. in 2019. Mr. Miller currently serves as a director on Cerecor’s board. Prior to Cerecor, Mr. Miller was the Vice President of Finance at Sucampo Pharmaceuticals, Inc., where he was responsible for building out the finance organization to effectively support the company’s rapid growth, ultimately leading to the $1.2B merger with Mallinckrodt in early 2018. Prior to Sucampo Pharmaceuticals, Inc. he served in various progressive finance and management roles at QIAGEN, Eppendorf and KPMG LLP. Mr. Miller received his B.S. in accounting from Villanova University and is a Certified Public Accountant.
Previously, on February 25, 2020, we announced the hiring of Max Colao in the newly created role of Chief Commercial Officer. Mr. Colao has nearly 30 years of commercial operations experience. Prior to leading U.S. commercial operations at Alexion Pharmaceuticals Inc. and launching multiple rare disease therapies, Mr. Colao spent nearly 20 years at Amgen Inc., holding roles of increasing responsibility on various marketing and sales teams, most notably leading U.S. launches, commercialization, and pricing strategy in the areas of rheumatology, dermatology, and autoimmune disorders for Enbrel®, Prolia®, and Nplate®. Most recently, he was Chief Commercial Officer and Head of Business Development at Abeona Therapeutics Inc., where he led the company’s commercialization and business development efforts of autologous cell therapy and AAV9-based gene therapy for rare diseases. Mr. Colao received his B.S. in applied mathematics and economics from the University of California, Los Angeles and his MBA from the University of Southern California.

RESULTS OF OPERATIONS
For the three months ended March 31, 2020, we reported a consolidated net loss of $16.53 million or $0.15 loss per common share, as compared to a consolidated net loss of $12.43 million or $0.14 loss per common share for the three months ended March 31, 2019.
We recorded a decrease in the estimated fair value of derivative warrant liabilities of $9.85 million for the three months ended March 31, 2020 compared to $1.73 million for the three months ended March 31, 2019.
After adjusting for the non-cash impact of the revaluation of the warrant liabilities, the net loss before change in estimated fair value of derivative warrant liabilities and income tax (recovery) expense for the three months ended March 31, 2020 was $26.62 million compared to $14.14 million for the three months ended March 31, 2019. The higher net loss before the decrease in estimated fair value of derivative warrant liabilities in 2020 was primarily due to increases in research and development and corporate, administration and business development expenses for the three months ended March 31, 2020.
Research and development expenses ("R&D")
R&D expenses increased to $13.84 million for the three months ended March 31, 2020 compared to $10.63 million for the three months ended March 31, 2019. The increase in R&D expenses primarily reflected higher costs related to the preparation of the NDA submission and related supporting activities, the ongoing VOS Phase 2/3 dry eye trial and AURORA 2 extension trial and the build out of the medical affairs team.
Contract Research Organizations ("CROs") and other third party expenses were $8.01 million for the three months ended March 31, 2020 compared to $7.00 million for the three months ended March 31, 2019. The increase in these costs reflected higher NDA submission preparation costs, higher CRO costs related to the ongoing VOS Phase 2/3 dry eye trial and AURORA 2 extension trial partially offset by lower AURORA trial costs during the period.
We incurred drug manufacturing and supply costs of $2.41 million for the three months ended March 31, 2020 compared to $1.15 million for the three months ended March 31, 2019. The increase in these expenses primarily reflected the costs incurred related to the ongoing preparation of the chemistry, manufacturing and controls section of the NDA submission and commercial drug supply activities required for launch.
Salaries, annual incentive pay accruals and employee benefits (excluding non-cash stock compensation expense noted below) increased to $1.93 million for the three months ended March 31, 2020 compared to $1.24 million for the three months ended March 31, 2019. The increase primarily reflected the hiring of 14 additional R&D employees since April 1, 2019, annual salary increases effective January 1, 2020 and enhanced employee benefits over the past year.
Included in the R&D expenses was non-cash stock compensation expense of $1.22 million for the three months ended March 31, 2020 compared to $862,000 for the three months ended March 31, 2019 for stock options granted to R&D personnel.
Other expenses, which included items such as travel, clinical trial insurance, patent annuity and legal fees, phone and publications were $269,000 for the three months ended March 31, 2020 compared to $382,000 for the three months ended March 31, 2019. The decrease in costs primarily reflected less travel activity in the first quarter of 2020.
Corporate, administration and business development expenses
Corporate, administration and business development expenses increased to $11.06 million for the three months ended March 31, 2020 compared to $3.90 million for the three months ended March 31, 2019 and reflects the investment incurred to build out our organization to support the launch of voclosporin as a treatment for LN which is planned for early 2021 (subject to FDA regulatory approval being granted). Since the release of the positive results of our AURORA trial in December of 2019 we have moved quickly to develop our commercial capabilities across the organization including the expansion of the commercial team headed by our new Chief Commercial Officer.
Salaries, director fees, payroll accruals and employee benefits (excluding stock compensation expense noted below) were $3.73 million for the three months ended March 31, 2020 compared to $1.34 million for the three months ended March 31, 2019. The increases primarily reflected the hiring of 24 new employees to support the commercialization of voclosporin.
Corporate, administration and business development expenses included non-cash stock-based compensation expense of $2.28 million for the three months ended March 31, 2020 compared to $742,000 for three months ended March 31, 2019. See the section on stock-based compensation expense below for further details.
Professional and consulting fees were $3.69 million for the three months ended March 31, 2020 compared to $1.05 million for the three months ended March 31, 2019. The increase reflected significant expansion in activity levels across the organization during the three months ended March 31, 2020. Higher professional and consulting fees were incurred in 2020 related to recruiting, legal, tax advice, human resources, information technology and pre-commercialization activities including market research, market access, patience advocacy and communications.
Rent, insurance, information technology, communications and other public company operating costs increased to $966,000 for the three months ended March 31, 2020 compared to $564,000 for the three months ended March 31, 2019. The increase reflected overall higher activity levels, higher staff numbers, and higher director and officer insurance costs commensurate with the company completing its Phase 3 clinical trial.

Travel, tradeshows and sponsorships increased to $397,000 for the three months ended March 31, 2020 compared to $203,000 for the three months ended March 31, 2019 reflecting higher activity levels in 2020 prior to the travel restrictions imposed by the Company in the second half of March 2020 due to the COVID-19 pandemic.
Other expenses
Other expenses were $2.21 million for the three months ended March 31, 2020 compared to $55,000 for the three months ended March 31, 2019.
Other expenses were comprised of the following:
Royalty Obligation expense
The royalty obligation is the result of a resolution of the Board of Directors of the Company dated March 8, 2012 whereby certain executive officers at that time were provided with future potential retention benefits for remaining with the Company as follows:
(a) Pursuant to a resolution of the Board of Directors of the Company on March 8, 2012 and a termination agreement and general release dated February 14, 2014, the Company will be required to pay a royalty, equivalent to 2% of royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company to the Chief Executive Officer at the time of the resolution. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then the Company would be required to pay 0.3% of the value attributable to voclosporin in the transaction.
(b) In addition, pursuant to a resolution of the Board of Directors of the Company on March 8, 2012, and employment agreements, two other executive officers of the Company at the time of the resolution are eligible to receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger, the executives will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, and the entitlement to further royalty or sales payments shall end. This entitlement is terminated upon the death of the individual.
The Board of Director resolution, dated March 8, 2012, created an employee benefit obligation contingent on the occurrence of uncertain future events. The probability that the specified events will occur affects the measurement of the obligation.
As a result of the completion of the Phase 3 lupus nephritis trial, and the results obtained from the trial in the fourth quarter of 2019 we re-assessed the probability of royalty obligation payments being required in the future, and have recorded the royalty obligation at December 31, 2019. Until one of the triggering events described in sections 12(a) or 12(b) occur, no royalty payments are required to be paid. Any royalties on sales or licensing are not expected in the next twelve months and therefore the royalty obligation has been classified as long term. The fair value of the royalty obligation as at March 31, 2020 was estimated to be $7.80 million (December 31, 2019 - $7.20 million.)

During the first quarter ended March 31, 2020 we re-assessed the royalty obligation and reduced the discount rate from 12% to 10%. The reduction was primarily attributable to the significant decline in interest rates caused by the COVID-19 pandemic. The change in discount rate and passage of time, on revaluation, resulted in an increase in the royalty obligation of $600,000 for the three months ended March 31, 2020. There was no comparable item for the three months ended March 31, 2019.
Revaluation adjustment on contingent consideration
The fair value estimates at March 31, 2020 were based on a discount rate of 4.3% (December 31, 2019 - 10%) and a presumed payment range between 50% and 86% (December 31, 2019 - 50% and 86%). The decrease of the discount rate was primarily attributable to the significant decline in interest rates caused by the COVID-19 pandemic. The fair value of the contingent consideration as at March 31, 2020 was estimated to be $5.71 million (December 31, 2019 - $5.11 million) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach. The change in discount rate and passage of time, on revaluation, resulted in an increase in contingent consideration of $596,000 for the three months ended March 31, 2020 compared to an decrease in contingent consideration of $7,000 for the three months ended March 31, 2019.
Foreign exchange loss
We incurred a foreign exchange loss of $1.02 million for the three months ended March 31, 2020 compared to $62,000 for the comparable period in 2019. The increase in this loss was primarily the result of a significant decrease in the Canadian dollar against the U.S. dollar at March 31, 2020 compared to December 31, 2019. The majority of this loss is unrealized and in the future will result either in lower costs for our Canadian operations when converted to U.S. dollars or be reversed if the Canadian dollar strengthens against the U.S. dollar. Our position in Canadian dollars is a result of the exercise of stock options which are denominated in Canadian dollars.
Interest income
We recorded interest income of $891,000 for the three months ended March 31, 2020 compared to $811,000 for the three months ended March 31, 2019 reflecting our higher cash position partially offset by a decrease in interest rates.

Stock-based compensation expense
For stock option plan information and outstanding stock option details refer to note 10(b) of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020.
We granted 2.56 million stock options for three months ended March 31, 2020 at a weighted average exercise price of $17.73 compared to 1.38 million stock options at a weighted average exercise price of $6.06 for the three months ended March 31, 2019. The grants noted above included 1.19 million stock options granted to key management for the three months ended March 31, 2020 at a weighted average exercise price of $17.89 compared to 1.09 million granted at a weighted average exercise price of $6.06 for the same period in 2019.
Application of the fair value method resulted in charges to stock-based compensation expense of $3.50 million for the three months ended March 31, 2020 (March 31, 2019 – $1.60 million) with corresponding credits to contributed surplus. For the three months ended March 31, 2020, stock compensation expense has been allocated to R&D expense in the amount of $1.22 million (March 31, 2019 – $862,000) and corporate, administration and business development expense in the amount of $2.28 million (March 31, 2019 – $742,000.)
The Stock-based compensation expense noted above included stock-based compensation related to key management in the amount of $1.77 million for the three months ended March 31, 2020 compared to $902,000 for the three months ended March 31, 2019.
The increase in stock option compensation expense for the three months ended March 31, 2020 reflected higher stock option grants resulting from the hiring of 38 new employees since April 1, 2019 and an increase in the fair value of the stock options granted due to the significant increase in our share price.
Amortization of acquired intellectual property and other intangible assets
Amortization of acquired intellectual property and other intangible assets was $348,000 for the three months ended March 31, 2020 compared to $346,000 for the same period in 2019.
Change in estimated fair value of derivative warrant liabilities
We recorded a non-cash decrease in estimated fair value of derivative warrant liabilities of $9.85 million for the three months ended March 31, 2020 compared to a non-cash decrease of $1.73 million for the three months ended March 31, 2019. These revaluations fluctuate based primarily on the market price of our Common Shares. Derivative warrant liabilities are more fully discussed in the section Critical estimates in applying the Company’s accounting policies and note 9 (Derivative Warrant Liabilities) to the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020.
In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. To clarify, while we will settle these warrants only in shares in the future, accounting rules require that we show a liability because of the potential variability in the number of shares which may be issued if the cashless exercise option is used by the holder of the warrants under the specific situations discussed below.
The derivative warrant liabilities will ultimately be eliminated on the exercise or forfeiture of the warrants and will not result in any cash outlay by the Company.
Derivative warrant liability related to December 31, 2016 bought deal public offering
On December 28, 2016, we completed a $28.75 million bought deal public offering (the "December Offering"). Under the terms of the December Offering, we issued 12.78 million units at a subscription price per unit of $2.25, each unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a "Warrant"), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. Therefore, we issued 6.39 million Warrants. The holders of the Warrants issued pursuant to the December Offering may elect, if we do not have an effective registration statement registering the Common Shares underlying the Warrants, or the prospectus contained therein is not available for the issuance of the Common Shares underlying the Warrants to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the Warrants. This calculation is based on the number of Warrants to be exercised multiplied by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. There can be no certainty that we will have an effective registration statement in place over the entire life of the Warrants and therefore, under IFRS we are required to record these Warrants as derivative warrant liabilities.
During the three months ended March 31, 2020, a holder exercised 500 Warrants for $3.00 per share, for gross proceeds of $1,500. There were no derivative warrant exercises for the three months ended March 31, 2019 related to these warrants.
At March 31, 2020, there were 1.69 million of the December 28, 2016 Warrants outstanding at an exercise price of $3.00.

LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2020, we had cash and cash equivalents and short investments on hand of $286.12 million compared to cash and cash equivalents of $306.02 million at December 31, 2019.
We are a development stage company and are devoting the majority of our operational efforts and financial resources towards the clinical development and potential commercialization of our late stage drug, voclosporin. For the three months ended March 31, 2020, we reported a loss of $16.53 million (March 31, 2019 - $12.43 million) and a cash outflow from operating activities of $22.71 million (March 31, 2019 - $13.15 million). As at March 31, 2020, we had an accumulated deficit of $556.34 million (March 31, 2019 - $428.39 million).
We believe that our cash position is sufficient to fund our current plans which include conducting our planned R&D programs, completing the NDA submission with the FDA, funding pre-commercial and launch activities, manufacturing and packaging of commercial drug supply required for launch, and funding our supporting corporate and working capital needs through 2021.
Sources and Uses of Cash:

	Three months ended March 31, 2020 (in thousands)	Three months ended March 31, 2019 (in thousands)	Increase (Decrease) (in thousands)
	$	$	$
Cash used in operating activities	(22,714)	(13,149)	(9,565)
Cash (used in) generated from investing activities	(12,019)	3,890	(15,909)
Cash generated from financing activities	2,921	31,651	(28,730)
Net increase (decrease) in cash and cash equivalents	(31,812)	22,392	(54,204)
Cash used in operating activities for the three months ended March 31, 2020 was $22.71 million, an increase of $9.57 million, from cash used in operating activities of $13.15 million for the three months ended March 31, 2019. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash, such as stock-based compensation, royalty obligation, and change in estimated fair value of derivative warrant liabilities and net change in other operating assets and liabilities including prepaid expenses and deposits and accounts payable and accrued liabilities. Accounts receivable and accrued interest receivable increased to $3.51 million as at March 31, 2020 compared to $368,000 as at December 31, 2019. During the first quarter ended March 31, 2020, we paid the application fee for the new human drug application ( NDA) for voclosporin in the amount of $2.94 million. We also applied for a fee waiver under the small business waiver provision, section 736(d)(1)(C)2 of the Federal Food, Drug and Cosmetic Act. This waiver was granted by the FDA on March 26, 2020 and as a result we have recorded the fee paid to the FDA as a recoverable application fee at March 31, 2020 as this fee amount is expected to be paid back to us by the FDA in the near future.
Cash used in investing activities for the three months ended March 31, 2020 was $12.02 million compared to cash generated in investing activities of $3.89 million for the three months ended March 31, 2019. The change in these amounts primarily related to movements within our short term investment portfolio.
Cash generated from financing activities for the three months ended March 31, 2020 was $2.92 million compared to cash generated by financing activities of $31.65 million for the three months ended March 31, 2019. Cash generated from financing activities for the three months ended March 31, 2020 was primarily from the exercise of stock options. Cash generated from financing activities for the three months ended March 31, 2019 included net proceeds of $28.83 million from the November 2018 ATM facility, $1.49 million from the exercise of derivative warrants and $1.35 million from the exercise of stock options.
Use of Financing Proceeds
March 2017 Offering
On March 20, 2017, we completed an underwritten public offering of 25.64 million Common Shares, which included 3.35 million Common Shares issued pursuant to the full exercise of the underwriters' overallotment option to purchase additional Common Shares, for net proceeds of $162.32 million, which are to be used for R&D activities and for working capital and corporate purposes.
November 2018 ATM
On November 30, 2018 we entered into an open market sale agreement with Jefferies LLC pursuant to which Aurinia would be able to, from time to time, sell, through ATM offerings, Common Shares that would have an aggregate offering price of up to $30 million (the "2018 ATM"). As of the first quarter of 2019, the agreement terminated as the maximum dollar amount of Common Shares were sold under the 2018 ATM. We received net proceeds of $28.83 million form the 2018 ATM. The net proceeds are to be used for working capital and corporate purposes.

September 2019 ATM
On September 13, 2019 we entered into an open market sale agreement with Jefferies LLC pursuant to which Aurinia would be able to, from time to time, sell, through AM offerings, Common Shares that would have an aggregate offering price of up to $40 million (the "2019 ATM"). On December 9, 2019 we terminated the agreement with Jefferies LLC related to the 2019 ATM. We received net proceeds of $14.37 million from the 2019 ATM. The net proceeds are to be used for working capital and corporate purposes.
December 2019 Offering
On December 12, 2019, we completed an underwritten public offering of 12.78 million Common Shares, which included 1.67 million Common Shares issued pursuant to the full exercise of the underwriters’ overallotment option to purchase additional Common Shares, for net proceeds of $179.92 million (the"December 2019 Offering"), which are to be used for pre-commercialization and launch activities, working capital and general corporate purposes.
A summary of the anticipated and actual use of net proceeds used to date from the above financings is set out in the table below:

Allocation of net proceeds	Total net proceeds from financings (in thousands)	Net proceeds used to date (in thousands)
	$	$
March 2017 Offering:
R&D activities	123,400	105,999
Working capital and corporate purposes	38,924	36,221
Subtotal:	162,324	142,220

November 2018 ATM facility	28,830	—

September 2019 ATM facility	14,371	—

December 2019 Public Offering:
Pre-commercial and launch activities, working capital and corporate purposes	179,918	—
Total:	385,443	142,220

To March 31, 2020, there have been no material variances from how we disclosed we were going to use the proceeds from the above noted offerings and thus no material impact on its ability to achieve our business objectives and milestones.

CONTRACTUAL OBLIGATIONS
We have the following contractual obligations as at March 31, 2020:

	Total (in thousands)	Less than one year (in thousands)	One to three years (in thousands)	Four to five years (in thousands)	More than five years (in thousands)
	$	$	$	$	$
Lease Liability (net of lease inducements) (1)	5,851	(2,665)	647	1,415	6,454
Operating lease obligations (2)	188	188	—	—	—
Purchase obligations (3)	8,673	8,613	60	—	—
Accounts payable and accrued liabilities	1,241	1,241	—	—	—
Contingent consideration to ILJIN (4)	5,709	1,649	3,593	467	—
Total	21,662	9,026	4,300	1,882	6,454

(1)
The column identified as due within one year reflects lease inducement payments from the landlord of $2.27 million and no rent payable until September 1, 2021 which results in an increase in the lease liability over this period.

(2)	Operating lease obligations are comprised of the future minimum lease payments for our premises with a lease term of less than one year.

(3)
We have entered into contractual obligations for services and materials required for our ongoing clinical trials and other R&D projects, our drug supply, and our pre-commercial activities. The purchase obligations presented represent the minimum amount to exit our contractual commitments.

(4)	Contingent consideration to ILJIN is described in note 6 to the unaudited interim condensed financial statements for the three months ended March 31, 2020.

We entered into an agreement, effective June 1, 2014, to sublease 5,540 square feet of office and storage space at our head office location in Victoria, British Columbia for a term of five years. On December 6, 2018 we signed a commitment letter and entered into a new three-year sublease on January 28, 2019 to rent 9,406 square feet of office and storage space at the existing location effective June 1, 2019. The new sublease is for a term of three years, however, we have the ability to terminate upon 12 months' notice. The estimated base rent plus operating costs on a monthly basis for the period from January 1, 2020 to May 31, 2020 is approximately US$21,000 per month increasing to approximately US$22,000 per month for the period of June 1, 2020 to December 31, 2020. On December 6, 2019, the head lessee provided notice to the landlord the intent to terminate the lease effective December 31, 2020 as all three parties had the ability to cancel the lease upon 12 months notice. As a result, our sublease with the head lessee will also terminate effective December 31, 2020. We are exploring our leasing options for our Victoria head office, which may include entering into a new lease at the current premises.
On October 1, 2019, we entered into an agreement to lease premises at #201, 17873 - 106A Avenue, Edmonton, Alberta, consisting of 2,248 square feet of office space, for a term commencing October 1, 2019 to September 30, 2020 at a cost of approximately US$2,200 per month.
In March 2020, we entered into a commercial office lease for our US commercial center of operations in Rockville, Maryland (MD lease). Monthly rent begins in September 2021 and is initially $72,000 per month (escalating to $105,000 over the lease term). As part of the lease agreement, we are entitled to lease inducement payments from the landlord of $2.27 million.

As at March 31, 2020, we are party to agreements with CROs and a central laboratory and other third party service providers providing services to us for our clinical trials and studies and other research and development activities and for drug supply. Corresponding anticipated expenses over the next twelve months, are estimated to be in the range of $25-$30 million.

RELATED PARTY TRANSACTIONS
Stephen P. Robertson, a partner at Borden Ladner Gervais ("BLG") acts as our corporate secretary. We incurred legal fees in the normal course of business to BLG of $63,000 for the three months ended March 31, 2020 compared to $68,000 for the three months ended March 31, 2019. The amount charged by BLG is based on standard hourly billing rates for the individuals working on our account. We have no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as our corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.
The outstanding fair value of contingent consideration payable to ILJIN, an affiliated shareholder and related party, is the result of an Arrangement Agreement (the "ILJIN Agreement") completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN.

Pursuant to the terms of the ILJIN Agreement, $10 million in contingent consideration would potentially be owed to ILJIN based on the achievement of future pre-defined clinical and marketing milestones. At March 31, 2020, there is $7.75 million of contingent consideration milestones remaining which we may pay out in the future dependent upon the achievement of the specific pre-defined milestones being met.

The contingent consideration payable to ILJIN is more fully discussed in note 6 of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020.

OFF-BALANCE SHEET ARRANGEMENTS
There are no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a material current or future effect on our results of operations or financial condition.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be irrelevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, our accounting policies, assumptions, estimates and judgments in order to ensure the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
In addition the full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s estimates related to the contingent consideration, lease liability, royalty obligation or results of operations will depend on future developments that are uncertain at this time. As events continue to evolve and additional information becomes available, the Company’s estimates may change materially in future periods.
Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements.

Critical estimates in applying Aurinia's accounting policies

•	Contingent consideration
Contingent consideration is a financial liability recorded at fair value. The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations.
The fair value estimates at March 31, 2020 were based on a discount rate of 4.3% (December 31, 2019 - 10%) and a presumed payment range between 50% and 86% (December 31, 2019 - 50% and 86%). The decrease of the discount rate was primarily attributable to the significant decline in interest rates caused by the COVID-19 pandemic. The fair value of this contingent consideration as at March 31, 2020 was estimated to be $5.71 million (December 31, 2019 - $5.11 million) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.
The change in discount rate and passage of time, on revaluation, resulted in an increase in contingent consideration of $596,000 for the three months ended March 31, 2020 compared to a decrease in contingent consideration of $7,000 for the three months ended March 31, 2019.
This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value (NPV) of the obligation by approximately $717,000 as at March 31, 2020. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $717,000 as at March 31, 2020. If the discount rate were to increase to 6.3%, this would decrease the NPV of the obligation by approximately $175,000. If the discount rate were to decrease to 2.3%, this would increase the NPV of the obligation by approximately $186,000.

•	Royalty obligation
As the royalty obligation is a calculation of future payments the Company is required to use judgment to determine the most appropriate model to use to measure the obligation and is required to use significant judgment and estimates in determining the inputs into the model. There are multiple unobservable inputs. The determination of these cash flows is subject to significant estimates and assumptions including:

•	Net pricing - this includes estimates of the gross pricing of the product, gross to net discount and annual price escalations of the product

•
Number of patients being treated - this includes various inputs to derive the number of patients receiving treatment including the number of patients receiving treatment, market penetration, time to peak market penetration, and the timing of generics entering the market

•	Probability of success and occurrence - this is the probability of the future cash outflows occurring

•	Discount rate - the rate selected to measure the risks inherent in the future cash flows

Management developed the model and inputs in conjunction with their internal scientific team and utilized third party scientific studies, information provided by third party consultants engaged by the Company and research papers as sources to develop their inputs. They also utilized the market capitalization of the Company as one input into the model. Management believes the liability is based on reasonable assumptions, however, these assumptions may be incomplete or inaccurate and unanticipated events and circumstances may occur. Reasonable possible changes in the assumptions have a material impact on the estimated value of the obligation. There are numerous significant inputs into the model all of which individually or in combination result in a material change to the obligation.
As a result of the completion of the Phase 3 lupus nephritis trial, and the results obtained from the trial in the fourth quarter of 2019 Aurinia re-assessed the probability of royalty obligation payments being required in the future, and has recorded the royalty obligation at December 31, 2019. Any royalties on sales or licensing are not expected in the next twelve months and therefore the royalty obligation has been classified as long term. The fair value of the royalty obligation as at March 31, 2020 was estimated to be $7.80 million (December 31, 2019 - $7.20 million).

We are required to use significant judgment and estimates in determining the inputs into the model. The key assumptions used by management include the estimated probability of market approval of 86%, and the discount rate of 10%. If the probability of success were to increase to 95% this would increase the obligation by $798,000 and if it were to decrease to 77% this would decrease the obligation by $831,000. If the discount rate were to increase to 11%, this would decrease the obligation by $556,000, and if it were to decrease to 9%, this would increase the obligation by $575,000. An increase in the estimated gross pricing by 10% would result in an increase in the obligation of $756,000 while a decrease in the estimated gross pricing by 10% would result in a decrease in the obligation of $789,000. An increase in the number of patients being treated by 10% would result in an increase in the obligation of $756,000 while a decrease in the number of patients being treated by 10% would result in a decrease in the obligation of $789,000.

•	Derivative warrant liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value.
We use the Black-Scholes pricing model to estimate fair value at each exercise and period end date. The key assumptions used in the model are the expected future volatility in the price of our shares and the expected life of the warrants. The impact of changes in key assumptions are noted below.
These derivative warrant liabilities are Level 3 recurring fair value measurements.
The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $2.44 million as at March 31, 2020. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $2.45 million. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $19,000. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $11,000 as at March 31, 2020.

•	Fair value of stock options
Determining the fair value of stock options on the grant date requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on our reported operating results, liabilities or other components of shareholders’ equity. The key assumptions used by management is the stock price volatility.
If the stock price volatility was higher by a factor of 10% on the option grant dates in 2020, this would have increased annual stock compensation expense by approximately $155,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $156,000.
We use the Black-Scholes option pricing model to estimate the fair value of the options granted. We consider historical volatility of our Common Shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon expected employee exercise and expected post-vesting employment termination behavior.
Critical judgments in applying Aurinia's accounting policies

•	Revenue recognition
Our assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate performance obligations and to allocate related consideration to each separate performance obligation. Where deferral of license fees is deemed appropriate, subsequent revenue recognition is often determined based on certain assumptions and estimates, our continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. The estimate of variable consideration requires significant judgment and an assessment of their potential reversal. We also use judgment in assessing if a license is a right to use or a right to access intellectual property. Factors that are considered include whether the customer reasonably expects (arising from the entity's customary business practices) that the entity will undertake activities that will significantly affect the intellectual property, the rights granted by the license directly expose the customer to any positive or negative effects of the entity's activities and whether those activities transfer a separate good or service to the customer. To the extent that any of the key assumptions or estimates change, future operating results could be affected.
•Lease liability - Determining the lease term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of office space, the following factors are the most relevant:

•	If there are significant penalties to terminate (or not extend), the Company is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have significant remaining value, the Company is typically reasonably certain to extend (or not terminate).

Otherwise, we consider other factors including historical lease durations, government incentives received in connection with the lease, and business disruption required to replace the leased asset or relocate facilities. Most extension options in office leases have not been included in the lease liability, because we could replace the leasehold improvement assets and relocate facilities without significant cost or business disruption.

•Royalty obligation
The Company follows the guidance of IAS 19 in assessing the recognition of a royalty obligation. The recognition of a royalty obligation and the determination of the amount to record is based on estimates and assumptions. Judgment is necessary to determine these estimates and assumptions which include determining the likelihood of future material payments becoming probable and the best methods by which to quantify these payments.
On December 4, 2019 we released positive AURORA Phase 3 trial results for LN. As a result, we are currently compiling an NDA for LN to be submitted to the FDA by the end of the second quarter of 2020. As a result, management has determined that royalties are more probable to be payable in the future than in previous years, and therefore have recorded a royalty obligation.
Management determined that an income approach using an internal risk-adjusted net present value analysis was the best estimate to measure the royalty obligation. This approach was further supported by a valuation model utilizing a market capitalization approach.

•	Impairment of intangible assets
We follow the guidance of IAS 36 to determine when impairment indicators exist for intangible assets. When impairment indicators exist, we are required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which we operate as well as the results of our ongoing development programs. Management also considers the carrying amount of our net assets in relation to our market capitalization as a key indicator. In making a judgment as to whether impairment indicators exist as at March 31, 2020, management concluded there were none.

•	Derivative warrant liabilities
Management has determined that derivative warrant liabilities are classified as long term as these derivative warrant liabilities will ultimately be settled for Common Shares and therefore the classification is not relevant.

•	Capitalization of research and development expense
Internal development expenditure is capitalized if it meets the recognition criteria of IAS 38 Intangible Assets. This is considered a key judgment. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures is recognized in net loss and this is almost invariably the case prior to approval of the drug by the relevant regulatory authority.
Judgment is applied in determining the starting point for capitalizing internal development costs. However, a strong indication that the criteria in IAS 38 to capitalize these costs arises when a product obtains final approval by a regulatory authority. It is the clearest point at which the technical feasibility of completing the asset is proven and is the most difficult criterion to demonstrate. Filing for obtaining regulatory approval is also sometimes considered as the point at which all relevant criteria including technical feasibility are considered met. During 2019 the Company successfully completed the phase 3 trial for lupus nephritis. At March 31, 2020, the Company had not completed an application for regulatory approval or received regulatory approval in any market. Therefore, in management's judgment the criteria to capitalize development costs had not been met.

•	Deferred tax asset
The Company recognizes deferred tax assets only to the extent that it is probable that future taxable profits, feasible tax planning strategies and deferred tax liabilities will be available against which the tax losses can be utilized. Estimation of the level of future taxable profits is therefore required in order to determine the appropriate carrying value of the deferred tax asset. Given the Company's past losses, plans to continue research and development in other indications and uncertainty of its ability to generate future taxable profit, management does not believe that it is more probable than not that the Company can realize its deferred tax assets and therefore, it has not recognized any amount in the consolidated statements of financial position.

RISKS AND UNCERTAINTIES
We have invested a significant portion of our time and financial resources in the development of voclosporin. We anticipate that our ability to generate revenues and meet expectations will depend primarily on the successful development, regulatory approval and commercialization of voclosporin.
The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply arrangements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payers; and

•	our ability to raise future financial resources when required.
A more detailed list of the risks and uncertainties affecting us can be found under the heading "Risk Factors" in our annual information form which is filed on SEDAR and EDGAR. There have been no material changes from the risk factors set forth in our annual information form other than:
COVID-19
In December 2019, a novel strain of coronavirus, COVID-19, surfaced in Wuhan, China. On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. Public health officials have recommended and mandated precautions to mitigate the spread of COVID-19, including prohibitions on non-essential travel, congregating in heavily populated areas and shelter-in-place orders or similar measures.  In response to the spread of COVID-19 we have implemented a remote working environment in order to comply with these public health actions.
It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the Company. Due to the actions taken by the public health officials, we may face delays and difficulties enrolling or retaining patients in our clinical trials if patients are affected by the virus or are unable to travel to our clinical trial sites.
As a result of the COVID-19 pandemic, we may experience disruptions that could result in:

•	delays or difficulties in enrolling patients in our clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•
interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal, provincial or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

•	interruption or delays in the operations of the FDA, which may impact approval timelines;

•
interruption of, or delays in receiving supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems; and

•
limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this MD&A and in the "Risk Factors" section of our Annual Information Form. Because of the highly uncertain and dynamic nature of events relating to the COVID-19 pandemic, it is not currently possible to estimate the impact of COVID-19 on our business. However, these effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation.
Capital management
Our objective in managing capital, consisting of shareholders' equity, with cash, cash equivalents and short term investments being its primary components, is to ensure sufficient liquidity to fund R&D activities, corporate, administration and business development expenses and working capital requirements. This objective has remained the same from that of the previous year.
Over the past two years, we have raised capital via a public offering, the exercise of warrants and stock options and draw-downs under our ATM facilities, as our primary sources of liquidity.
As our policy is to retain cash to keep funds available to finance the activities required to advance our product development, we do not currently pay dividends.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Financial instruments and Risks
We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange, each of which could affect the value of our current assets and liabilities.
We have invested our cash reserves in short term U.S. dollar denominated, fixed rate, highly liquid and highly rated financial instruments such as treasury notes, banker acceptances, bank bonds, and term deposits. As a result of the COVID-19 pandemic, interest rates have significantly decreased and while we do not believe the results of operations or cash flows will be significantly impacted by this interest rate decrease, interest earned on our cash balances is expected to decrease from previous levels. In addition, we have adjusted the interest rates used in determining the fair valuation of the contingent consideration and royalty obligation at March 31, 2020.

Financial risk factors
Our activities can expose us to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks. Our overall risk management program seeks to minimize adverse effects on our financial performance.
Liquidity risk
Liquidity risk is the risk we will not be able to meet our financial obligations as they fall due. We manage our liquidity risk through the management of our capital structure and financial leverage, as discussed above in "Capital Management". We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves our budget, as well as any material transactions out of the ordinary course of business. We invest our cash equivalents in U.S. denominated term deposits with 30 to 90-day maturities, and U.S. denominated short term investments consisting of bonds and treasury notes issued by banks and/or United States or Canadian governments with maturities not exceeding two years to ensure our liquidity needs are met.
All of our financial liabilities are due within one year except for the long-term portion of the contingent consideration, as described in note 6 to the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020 , the lease liability as described in note 7 to the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020, the royalty obligation, in note 8 to the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020, and the derivative warrant liability, note 9 to the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020.
Interest rate risk
Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Financial assets and financial liabilities with variable interest rates expose us to cash flow interest rate risk. Our cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates and the short term investments held during the year were comprised of bank or government bonds with a maturity of two years or less. Accounts receivable, accounts payable and accrued liabilities bear no interest.
We manage our interest rate risk by maintaining the liquidity necessary to conduct operations on a day-to-day basis.
Credit risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents and short term investments which were held at three major Canadian banks. We regularly monitor the credit risk exposure and take steps to mitigate the likelihood of these exposures resulting in expected loss.
Foreign currency risk
We are exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk variations in exchange rates between the US dollars and foreign currencies, primarily with the Canadian dollar, will affect our operating and financial results.
The following table presents our exposure to the Canadian dollar:

		(in thousands)
	March 31, 2020 $	March 31, 2019 $
Cash	12,622	422
Accounts receivable	70	22
Accounts payable and accrued liabilities	(1,417)	(1,066)
Net exposure	11,275	(622)

	Reporting date rate
	March 31, 2020 $	March 31, 2019 $
CA$ – US$	0.703	0.748
Our cash held in Canadian dollars was the result of the exercise of stock options which were denominated in Canadian dollars.
As we require Canadian dollars for our ongoing Canadian operational expenses, we maintain a small percentage of our overall cash and cash equivalents in Canadian dollars.

Based on our foreign currency exposure noted above, varying the foreign exchange rates to reflect a 10% strengthening of the CA$ would have increased the net loss by $1.12 million assuming all other variables remained constant. An assumed 10% weakening of the CA$ would have had an equal but opposite effect to the amounts shown above, on the basis all other variables remain constant.
Intellectual Property Rights
Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions and improvements to our inventions that are considered important to the development of our business.
We have an extensive granted patent portfolio covering voclosporin, including granted United States patents, for composition of matter, methods of use, formulations and synthesis. The corresponding Canadian, South African and Israeli patents are owned by Paladin Labs Inc. We anticipate that upon regulatory approval, patent protection for voclosporin will be extended in the United States (Patent Term Extension) and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act in the United States and comparable patent extension laws in other countries (including the Supplementary Protection Certificate program in Europe). Opportunities may also be available to add an additional six months of exclusivity related to pediatric studies which are currently in the planning process. In addition to patent rights, we also expect to receive “new chemical entity” exclusivity for voclosporin in certain countries, which provides this type of exclusivity for five years in the United States and up to ten years in Europe.
Further, on May 14, 2019 Aurinia was granted U.S. Patent No. 10,286,036 with a term extending to December 2037, with claims directed at our voclosporin dosing protocol for LN. The allowed claims broadly cover the novel voclosporin individualized flat-dosed pharmacodynamic treatment protocol adhered to and required in both the previously reported Phase 2 AURA-LV trial and our Phase 3 confirmatory AURORA clinical trial. Notably, the allowed claims cover a method of modifying the dose of voclosporin in patients with LN based on patient specific pharmacodynamic parameters. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol claimed in U.S. Patent No. 10,286,036, this patent will expand the scope of intellectual property protection for voclosporin, which already includes manufacturing, formulation, synthesis and composition of matter patents. We have also filed for protection of this subject matter under the PCT and have the option of applying for similar protection in the member countries thereof. This may lead to the granting of similar claims in major global pharmaceutical markets.
We have licensed the development and distribution rights to voclosporin for China, Hong Kong and Taiwan to 3SBio. This license is royalty bearing and we will also supply finished product to 3SBio on a cost-plus basis. We do not expect to receive any royalty revenue pursuant to this license in the foreseeable future.

We have patent protection for VOS as we own three granted United States patents and 14 patents in other jurisdictions related to ophthalmic formulations of calcineurin inhibitors or mTOR inhibitors, including voclosporin. We also have one granted United States patent and 10 patents in other jurisdictions related to topical drug delivery system for ophthalmic use. These patents expire between 2028 and 2031.
We have invested a significant portion of our time and financial resources in the development of voclosporin. We anticipate that our ability to generate revenues and meet expectations will depend primarily on the successful development, regulatory approval and commercialization of voclosporin.

CONTINGENCIES
We may, from time to time, be subject to claims and legal proceedings brought against us in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on our consolidated financial position.
We have entered into indemnification agreements with our officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, we do maintain liability insurance to limit our exposure.
The Company has an obligation with a third party pursuant to a technology transfer agreement whereby the Company will be required to pay a $500,000 milestone payment upon approval by the FDA of a new drug application for VOS. Upon commercialization, a 2% royalty on net sales of VOS will also be payable. Alternatively, if the Company licenses VOS, 10% of any licensing fees will be payable to the third party. The Company also has the right at any time and at its sole discretion to make a single payment of $5.0 million to the third party which will extinguish all obligations to the third party. Currently the future payments made pursuant to this agreement are not probable. Such matters are subject to many uncertainties and therefore, no amounts have been accrued related to the agreement.
We have entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any payments under such agreements and no amount has been accrued in the accompanying audited consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Aurinia's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company's ICFR.
DC&P form a broader framework designed to provide reasonable assurance the information required to be disclosed by Aurinia in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by Aurinia in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to our management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in our annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, Aurinia acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change.
There have been no significant changes to our disclosure controls nor to our internal controls over financial reporting for the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

UPDATED SHARE INFORMATION
As at May 12, 2020, the following class of shares and equity securities potentially convertible into Common Shares were outstanding:

(in thousands)
Common shares	112,552
Convertible equity securities
Derivative liability warrants	1,690
Stock options	10,052
Subsequent to March 31, 2020, the Company issued 65,000 common shares upon the exercise of 65,000 stock options for proceeds of $327,000. The Company also issued 432,000 stock options to new employees at a weighted average exercise price of $15.79 (CA$22.13).

SUPPLEMENTAL INFORMATION
Quarterly Information
(expressed in thousands except per share data)
Set forth below is selected unaudited consolidated financial data for each of the last eight quarters:

	Three months ended
	2020	2019				2018
	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
Revenues	30	29	230	29	30	29	375	29
Expenses
Research and Development	13,835	13,292	17,791	11,152	10,631	10,839	11,152	10,504
Corporate, administration and business development	11,061	7,246	6,061	4,946	3,901	3,498	2,923	3,462
Amortization of tangible and intangible assets	403	391	389	385	383	355	408	403
Other expenses	2,212	7,963	140	833	55	(65)	128	60
Total expenses	27,511	28,892	24,381	17,316	14,970	14,627	14,611	14,429
Loss before interest income , finance costs, change in estimated fair value of derivative warrant liabilities and income taxes	(27,481)	(28,863)	(24,151)	(17,287)	(14,940)	(14,598)	(14,236)	(14,400)
Interest income	891	479	636	787	800	671	691	632
Finance costs	(25)	(9)	(9)	(10)	(11)	—	—	(6)
Net loss before change in estimated fair value of derivative warrant liabilities and income taxes	(26,615)	(28,393)	(23,524)	(16,510)	(14,151)	(13,927)	(13,545)	(13,774)
Change in estimated fair value of derivative warrant liabilities	9,845	(47,986)	4,512	625	1,725	(593)	(4,797)	(1,933)
Income tax recovery (expense)	236	(90)	(25)	(16)	(13)	(73)	—	—
Net loss for the period	(16,534)	(76,469)	(19,037)	(15,901)	(12,439)	(14,593)	(18,342)	(15,707)
Net loss per common share – basic and diluted	(0.15)	(0.78)	(0.21)	(0.017)	(0.14)	(0.17)	(0.21)	(0.19)
Common Shares outstanding	112,487	111,798	94,285	91,793	91,646	85,500	85,323	85,321
Weighted average number of common shares outstanding	112,209	97,936	92,169	91,768	90,146	85,384	85,321	84,350

Previously, interest income and finance costs were labeled on the statement of operations and comprehensive loss as other expenses. In 2020, 2019 and 2018 they have been disaggregated and relabeled as interest income and finance costs in the table above.

Summary of Quarterly Results
The primary factors affecting the magnitude of our losses in the various quarters are noted below and include the timing of R&D costs associated with the clinical development program, timing and amount of stock compensation expense, and fluctuations in the non-cash change in estimated fair value of derivative warrant liabilities.
The increase in the R&D expense for the three months ended September 30, 2019 primarily reflected the cost of manufacturing active drug substance batches which will be used for future commercial use upon marketing approval.
Corporate, administration and business development expenses included non-cash stock-based compensation expense of $2.28 million for the three months ended March 31,2020, non-cash stock-based compensation expense of $1.34 million for the three months ended December 31, 2019, non-cash stock-based compensation expense of $1.43 million for the three months ended September 30, 2019 compared to $1.21 million for the three months ended June 30, 2019, $742,000 for the three months ended March 31, 2019, $686,000 for the three months ended December 31, 2018, $887,000 for the three months ended September 30, 2018, $1.26 million for the three months ended June 30, 2018 and $1.33 million for the three months ended March 31, 2018.
Other expenses for the three months ended March 31, 2020 included royalty obligation expense of $ 600,000, a $596,000 revaluation adjustment on contingent consideration and a foreign exchange loss of $1.02 million.

Other expenses for the three months ended December 31, 2019 included royalty obligation expense of $7.20 million as discussed in the "Results of operations-other expenses" section of this MD&A and a $978,000 revaluation adjustment on contingent consideration.
Other expenses for the three months ended June 30, 2019 included $720,000 of costs associated with the successful defense of a proxy contest for our June 26, 2019 annual general meeting.
We record non-cash adjustments each quarter resulting from the fair value revaluation of the derivative warrant liabilities. These revaluations fluctuate based primarily on the market price of our Common Shares. An increase in the market price of our Common Shares results in a loss on revaluation while a decrease results in a gain on revaluation.
The change in the estimated fair value of the derivative warrant liabilities for the three months ended March 31, 2020 of $9.85 million reflected a decrease in our share price to $14.51 per Common Share at March 31, 2020 compared to $20.26 per Common Share at December 31, 2019. The change in the estimated fair value of the derivative warrant liabilities for the three months ended December 31, 2019 of $47.99 million reflected an large increase in our share price to $20.26 per Common Share at December 31, 2019 and an increased share price when 1.83 million warrants were exercised in December 2019, compared to $5.34 per Common Share at September 30, 2019. The change in the estimated fair value of the derivative warrant liabilities for the three months ended September 30, 2019 of $4.51 million reflected a decrease in our share price to $5.34 per Common Share at September 30, 2019 compared to $6.58 per Common Share at June 30, 2019 and a reduction in the annualized volatility to 33% at September 30, 2019 from 40% at June 30, 2019. The change in the estimated fair value of the derivative warrant liabilities for the three months ended June 30, 2019 of $625,000 reflected a decrease in the annualized volatility from 53% at March 31, 2019 to 40% at June 30, 2019, offset to a lesser degree by an increase in our share price to $6.58 per share at June 30, 2019 compared to $6.50 at March 31, 2019.

Aurinia Pharmaceuticals Inc.
1203 - 4464 Markham Street
Victoria, BC V8Z 7X8
www.auriniapharma.com